

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via E-mail
Jay Novak
Chief Financial Officer
International Stem Cell Corporation
5950 Priestly Drive
Carlsbad, California 92008

> **Re: International Stem Cell Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 17, 2014**
> **File No. 000-51891**

Dear Mr. Novak:

We have limited our review of your filing to the issues addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal No. 2 Reverse Split of the Common Stock of the Company, page 5

1. We note that you have proposed a reverse stock split of your issued and outstanding shares of common stock. Please revise your disclosure to describe whether you have any plans, arrangements, or understandings relating to the issuance of any additional shares that would become available for issuance following your proposed reverse stock split. If such plans exist, please disclose all material information with respect to your plans. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jay Novak
International Stem Cell Corporation
October 22, 2014
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director